FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
 AstraZeneca begins trading on NYSE

02 February 2026

AstraZeneca begins trading on the New York Stock Exchange

Ordinary shares now trade across the NYSE, LSE and STO under a harmonised global listing structure

AstraZeneca today begins trading its ordinary shares on the New York Stock Exchange (NYSE) for the first time, enabling more US investors to participate in the Company's strong growth. With this change the trading of AstraZeneca ordinary shares is now aligned across the NYSE, the London Stock Exchange (LSE) and Nasdaq Stockholm (STO) under a harmonised listing structure.

Michel Demaré, Chair, AstraZeneca, said: "Today marks the start of an exciting new period for AstraZeneca, one which we believe gives broader access to the largest capital market in the world. This will allow even more investors to participate in AstraZeneca's future. Our harmonised listing across New York, London and Stockholm reflects strong shareholder support for our growth strategy and positions AstraZeneca to deliver more innovative medicines to more patients around the world."

Lynn Martin, President, NYSE Group said: "Today we are proud to welcome AstraZeneca to the NYSE, where it joins a community of groundbreakers and industry leaders. Through its listing on the world's largest and most liquid capital market, the company is well-positioned to expand its global investor base and accelerate its commitment to delivering innovation to patients and the wider biopharmaceutical industry."

AstraZeneca's strong growth is driven both by its global reach and diverse sources of business. Last year was a catalyst-rich period with new pipeline readouts collectively representing a peak revenue opportunity of over $10 billion. With this momentum continuing into 2026, the Company has confidence in reaching its 2030 ambition to grow annual revenue to $80bn and launch 20 new medicines. Looking beyond 2030, AstraZeneca is investing in transformative technologies that have the potential to change the practice of medicine across our portfolio.

AstraZeneca ordinary shares will continue to trade under the ticker symbol "AZN" across the three exchanges. The Company's listing in the UK on the LSE and in Sweden on the STO are unaffected by the move and remain included in the FTSE 100 and OMX Stockholm 30 indices.

The prior listing of American Depositary Shares and the various US dollar bonds issued by the Company and AstraZeneca Finance LLC (AstraZeneca US Bonds) on Nasdaq in the US ceased on 30 January 2026. Trading of the AstraZeneca US Bonds on the NYSE will commence immediately following the start of trading of the ordinary shares on the NYSE.

Notes

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca. The contents of AstraZeneca's website do not form part of this document and no one should rely on such websites or the contents thereof in reading this document.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 February 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary